November 29, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Sub-item 77k of N-SAR dated November 29, 2017, of Cross Shore Discovery Fund and are in agreement with the statements contained in the second and third sentence of paragraph 1, and paragraph 2 on page 11 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP